UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

STORAGE ACQUISITION COMPANY, L.L.C.
EGI-FUND (02-04) INVESTORS, L.L.C.
MR. JOSEPH GANTZ
WALNUT INVESTMENT PARTNERS, L.P.
TRIYAR STORAGE INVESTMENT COMPANY, LLC
TRIYAR CAPITAL, LLC

(Name of Filing Persons — Offerors)

EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.
CHAI TRUST COMPANY, L.L.C.

(Name of Filing Persons — Other Persons; 13D Filers)

Common Stock, par value $0.01 per share
( Title of Class of Securities )

437305105

( CUSIP Number of Class of Securities )

Joseph M. Paolucci, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 466-3885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Henry Lesser, Esq.
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Storage Acquisition Company, L.L.C. FEIN 20-1793137

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2) Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C. FEIN 40-0002819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2) Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Joseph Gantz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	United States

Number of	7. Sole Voting Power:	1,530
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	1,530
Reporting
Persons With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C. FEIN: 40-0002816

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2)	Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C. FEIN: 36-4150443

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2)	Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C. FEIN: 36-6934126

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc. FEIN: 36-3716786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2) Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

CUSIP No. 437305105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C. FEIN: 36-6934216

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:	7,365,360	(1)
Owned by
Each	9. Sole Dispositive Power:	0
Reporting
Persons With	10. Shared Dispositive Power:	7,365,360	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,365,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 92.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Assumes the perfection of 26,045 tenders made pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

(2) Calculated based upon 7,927,427 shares of Issuer’s Common Stock outstanding as of December 13, 2004.

Amendment No. 2 to Schedule TO

     This Amendment No. 2 (this “Amendment”) amends and/or supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2004 (the “Schedule TO”), by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), and the other parties who are signatories thereto. On November 29, 2004, Purchaser filed Amendment No. 1 to the Schedule TO (“Amendment No. 1” and, together with the Schedule TO, the “Amended Schedule TO”). The Amended Schedule TO, as amended by this Amendment, relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended (the “Rights Agreement”), between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Issuer”), at a purchase price of $2.25 per Share, without interest thereon, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, as may be amended and supplemented from time to time, together constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

     As indicated on the cover page of this Schedule TO/A, this Amendment, and the information incorporated by reference herein, also constitutes an amendment to the Schedule 13D, as amended (the “Amended Schedule 13D”), previously filed by certain of the persons filing the Schedule TO.

ITEMS 1-11 OF SCHEDULE TO

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to Items 1 through 11 of this Amendment. In addition, the information set forth in Items 1 through 11 of the Amended Schedule TO is incorporated herein by reference with respect to Items 1 through 11 of this Amendment, and all such incorporated information is amended and/or supplemented by the additional information contained in this Amendment to the extent that such additional information is relevant to the incorporated information.

     Items 1 through 11 of the Amended Schedule TO are hereby amended and supplemented to incorporate by reference the information set forth in the joint press release issued by Purchaser and the Issuer on December 14, 2004, a copy of which is filed herewith as Exhibit (a)(5)(F), announcing, among other things, the consummation of the Offer.

ITEM 12 OF SCHEDULE TO

     Item 12 of the Amended Schedule TO is hereby amended and supplemented to add the following:

     (a) (5) (F)           Text of joint press release issued by Purchaser and the Issuer on December 14, 2004.

SCHEDULE 13D

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to Items 1 through 6 of the Schedule 13D set forth in this Amendment. In addition, the information set forth in Items 1 through 6 of the Amended Schedule 13D set forth in the Amended Schedule TO is incorporated herein by reference with respect to Items 1 through 6 of the Schedule 13D set forth in this Amendment, and all such incorporated information is amended and/or supplemented by the additional information contained in this Amendment to the extent that such additional information is relevant to the incorporated information.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Amended Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“The total amount of funds required to purchase the 7,365,360 Shares validly tendered and accepted by Purchaser for payment in the Offer (assuming the perfection of 26,045 Shares tendered pursuant to notices of guaranteed delivery) is $16,572,060. Purchaser obtained such funds from its members in connection with capital contributions made pursuant to the Investors Agreement prior to the Expiration Date, all as contemplated by Section 10 of the Offer to Purchase.”

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Amended Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“As a result of the expiration of the Offer and the acceptance by Purchaser of all validly tendered Shares for payment of $2.25 per Share, net to the seller in cash, without interest thereon, in accordance with the terms of the Offer, based on preliminary information provided by Mellon Investor Services LLC, the Depositary for the Offer, as of December 13, 2004 (assuming the perfection of the tenders of Shares made through notices of guaranteed delivery), the members of the Filing Group share beneficial ownership of an aggregate of 7,365,360 Shares, including 26,045 Shares delivered through notices of guaranteed delivery, representing approximately 92.9% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the Filing Group under Section 13(d) of the Exchange Act. The percentage of Shares beneficially owned described above is based upon 7,927,427 Shares outstanding as of the close of business on December 13, 2004.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004	STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala

By: Ellen Havdala Its: Vice President

EGI-FUND (02-04) INVESTORS, L.L.C. /s/ Donald J. Liebentritt

By: Donald J. Liebentritt Its: Vice President

/s/ Joseph Gantz*

JOSEPH GANTZ

WALNUT INVESTMENT PARTNERS, L.P. By: Walnut Investments Holding Company, LLC Its: General Partner

/s/ James M. Gould*

By: James M. Gould Its: Manager

TRIYAR STORAGE INVESTMENT COMPANY, LLC /s/ Mark Weber*

By: Mark Weber Its: Authorized Signatory

TRIYAR CAPITAL, LLC /s/ Mark Weber*

By: Mark Weber Its: Authorized Signatory

EGI-MANAGING MEMBER (02-04), L.L.C. SZ INVESTMENTS, L.L.C. SAMSTOCK/SIT, L.L.C. ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt

Each By: Donald J. Liebentritt

Its: Vice President

CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt

By: Donald J. Liebentritt Its: President

*By: STORAGE ACQUISITION COMPANY, L.L.C. Its: Attorney-in-fact/Authorized Signatory

/s/ Ellen Havdala

By: Ellen Havdala Its: Vice President

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a) (1) (A)*	Offer to Purchase dated November 12, 2004.

(a) (1) (B)*	Letter of Transmittal.

(a) (1) (C)*	Notice of Guaranteed Delivery.

(a) (1) (D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (5) (A)*	Summary Advertisement as published in the New York Times on November 12, 2004.

(a) (5) (B)*	Text of press release issued by the Issuer on October 29,2004.

(a) (5) (C)*	Amended and Restated Joint Filing Agreement dated October 26, 2004 among Purchaser, EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., Samstock/SIT, L.L.C., Zell General Partnership, Inc., Walnut Investment Partners, L.P., Joseph Gantz, Triyar Capital, LLC and Triyar Storage Investment Company, LLC.

(a) (5) (D)*	Powers of Attorney dated October 26, 2004 by (i) Walnut Investment Partners, L.P. and Joseph Gantz, each in favor of F. Mark Reuter, Purchaser and EGI-Fund (02-04) Investors, L.L.C., and (ii) Triyar Capital, LLC and Triyar Storage Investment Company, LLC, in favor of Purchaser and EGI-Fund (02-04) Investors, L.L.C.

(a) (5) (E)*	Text of press release issued by the Issuer on November 12, 2004.

(a) (5) (F)	Text of joint press release issued by Purchaser and the Issuer on December 14, 2004.

(d) (1)*	Acquisition Agreement dated as of October 28, 2004 by and between Purchaser and the Issuer.

(d) (2)*	Investors Agreement dated as of October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and Triyar Capital, LLC.

(d) (3)*	Agreements Regarding Funding dated October 28, 2004 and made by EGI-Fund (02-04) Investors, L.L.C., Walnut Investment Partners, L.P. and Triyar Capital, LLC in favor of the Issuer.

(d) (4)*	Voting Agreement and Irrevocable Proxy dated October 28, 2004 and made by and between Joseph Gantz and the Purchaser.

(d) (5)*	Board Composition Agreement dated October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and certain other parties thereto.

(d) (6)*	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Triyar Companies, Inc. dated April 29, 2004.

(d) (7)*	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Joseph Gantz dated August 20, 2004.

(d) (8)*	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Equity Group Investments, L.L.C. dated July 19, 2004.

(d) (9)*	Form of Memorandum to Holders of Company Stock Options.

(d) (10)*	Form of Stock Option Cancellation Agreement.

* Previously filed.